Exhibit 99.1

TELUS CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

MARCH 31, 2009

interim consolidated statements of income and other comprehensive income	(unaudited)

	Three months
Periods ended March 31 (millions except per share amounts)	2009	2008
		(as adjusted — Note 2(c))
OPERATING REVENUES	$2,375	$2,350
OPERATING EXPENSES
Operations	1,441	1,394
Restructuring costs (Note 6)	28	7
Depreciation	334	346
Amortization of intangible assets	93	76
	1,896	1,823
OPERATING INCOME	479	527
Other expense, net	5	17
Financing costs (Note 7)	95	109
INCOME BEFORE INCOME TAXES	379	401
Income taxes (Note 8)	57	109
NET INCOME	322	292
OTHER COMPREHENSIVE INCOME (Note 18(c))
Change in unrealized fair value of derivatives designated as cash flow hedges	29	4
Foreign currency translation adjustment arising from translating financial statements of self-sustaining foreign operations	1	(2)
Change in unrealized fair value of available-for-sale financial assets	—	(1)
	30	1
COMPREHENSIVE INCOME	$352	$293
NET INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$321	$291
Non-controlling interests	1	1
	$322	$292
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$351	$292
Non-controlling interests	1	1
	$352	$293
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE (Note 9)
— Basic	$1.01	$0.90
— Diluted	$1.01	$0.90
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE (Note 10)	$0.475	$0.45
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
— Basic	318	324
— Diluted	318	325

The accompanying notes are an integral part of these interim consolidated financial statements

interim consolidated statements of retained earnings and accumulated other comprehensive income	(unaudited)

	2009			2008
Three-month periods ended March 31 (millions)	Retained earnings	Accumulated other comprehensive income (loss)	Total	Retained earnings	Accumulated other comprehensive income (loss)	Total
BALANCE AT BEGINNING OF PERIOD	$1,859	$(130)	$1,729	$1,458	$(104)	$1,354
Intangible assets transitional amount (Note 2(b))	(97)	—	(97)	(97)	—	(97)
Adjusted opening balance	1,762	(130)	1,632	1,361	(104)	1,257
Income	321	30	351	291	1	292
	2,083	(100)	1,983	1,652	(103)	1,549
Common Share and Non-Voting Share dividends paid, or payable, in cash (Note 10)	(151)	—	(151)	(145)	—	(145)
Purchase of Common Shares and Non-Voting Shares in excess of stated capital (Note 18(g))	—	—	—	(69)	—	(69)
BALANCE AT END OF PERIOD (Note 18(a))	$1,932	$(100)	$1,832	$1,438	$(103)	$1,335

The accompanying notes are an integral part of these interim consolidated financial statements

interim consolidated statements of financial position	(unaudited)

As at (millions)	March 31, 2009	December 31, 2008
		(as adjusted — Note 2(b))
ASSETS
Current Assets
Cash and temporary investments, net	$65	$4
Accounts receivable (Notes 13, 20(b))	842	966
Income and other taxes receivable	28	25
Inventories (Note 20(b))	264	333
Prepaid expenses and other (Note 20(b))	240	176
Derivative assets (Note 4(h))	8	10
	1,447	1,514
Capital Assets, Net (Note 14)
Property, plant, equipment and other	7,375	7,317
Intangible assets subject to amortization	1,312	1,317
Intangible assets with indefinite lives	3,849	3,849
	12,536	12,483
Other Assets
Other long-term assets (Note 20(b))	1,461	1,418
Investments	43	42
Goodwill (Note 15)	3,564	3,564
	5,068	5,024
	$19,051	$19,021

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities (Note 20(b))	$1,410	$1,465
Income and other taxes payable	12	163
Restructuring accounts payable and accrued liabilities (Note 6)	50	51
Dividends payable	151	151
Advance billings and customer deposits (Note 20(b))	660	689
Current maturities of long-term debt (Note 17)	3	4
Current portion of derivative liabilities (Note 4(h))	78	75
Current portion of future income taxes	419	459
	2,783	3,057
Long-Term Debt (Note 17)	6,509	6,348
Other Long-Term Liabilities (Note 20(b))	1,190	1,295
Future Income Taxes	1,255	1,213
Shareholders’ Equity (Note 18) (as adjusted — Note 2(c))
Common Share and Non-Voting Share equity	7,290	7,085
Non-controlling interests	24	23
	7,314	7,108
	$19,051	$19,021

Commitments and Contingent Liabilities (Note 19)

The accompanying notes are an integral part of these interim consolidated financial statements

interim consolidated statements of cash flows	(unaudited)

	Three months
Periods ended March 31 (millions)	2009	2008
OPERATING ACTIVITIES
Net income (as adjusted — Note 2(c))	$322	$292
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	427	422
Future income taxes	(11)	(3)
Share-based compensation (Note 11(a))	9	6
Net employee defined benefit plans expense	4	(25)
Employer contributions to employee defined benefit plans	(53)	(27)
Restructuring costs, net of cash payments (Note 6)	(1)	(3)
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	20	8
Net change in non-cash working capital (Note 20(c))	(103)	(36)
Cash provided by operating activities	614	634
INVESTING ACTIVITIES
Capital expenditures (Notes 5, 14)	(474)	(320)
Acquisitions	—	(687)
Change in non-current materials and supplies, purchase of investments and other	(4)	(2)
Cash used by investing activities	(478)	(1,009)
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued	1	—
Dividends to shareholders (Note 10)	(151)	—
Purchase of Common Shares and Non-Voting Shares for cancellation (Note 18(g))	—	(122)
Long-term debt issued (Notes 17, 20(c))	3,574	3,712
Redemptions and repayment of long-term debt (Notes 17, 20(c))	(3,499)	(3,181)
Dividends paid by a subsidiary to non-controlling interests	—	(5)
Cash provided (used) by financing activities	(75)	404
CASH POSITION
Increase in cash and temporary investments, net	61	29
Cash and temporary investments, net, beginning of period	4	20
Cash and temporary investments, net, end of period	$65	$49
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)	$(49)	$(45)
Interest received	$—	$1
Income taxes (inclusive of Investment Tax Credits (Note 8)) (paid) received, net	$(214)	$(1)

The accompanying notes are an integral part of these interim consolidated financial statements

notes to interim consolidated financial statements	(unaudited)

MARCH 31, 2009

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (“BCT”). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (“BC TELECOM”) and the former Alberta-based TELUS Corporation (“TC”), BCT acquired all of the shares of BC TELECOM and TC in exchange for Common Shares and Non-Voting Shares of BCT. Subsequently on January 31, 1999, BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 21, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet protocol, voice and wireless services to Central and Eastern Canada.

Notes to interim consolidated financial statements		Page	Description
General application
1.	Interim financial statements	7	Summary explanation of basis of presentation of interim consolidated financial statements
2.	Accounting policy developments	7	Summary review of generally accepted accounting principle developments that do, will, or may, affect the Company
3.	Capital structure financial policies	10	Summary review of the Company’s objectives, policies and processes for managing its capital structure
4.	Financial instruments	12	Summary schedules and review of financial instruments, including the management of associated risks and fair values
Consolidated results of operations focused
5.	Segmented information	19	Summary disclosure of segmented information regularly reported to the Company’s chief operating decision maker
6.	Restructuring costs	20	Summary continuity schedule and review of restructuring costs
7.	Financing costs	20	Summary schedule of items comprising financing costs by nature
8.	Income taxes	21	Summary reconciliations of statutory rate income tax expense to provision for income taxes
9.	Per share amounts	21	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
10.	Dividends per share	22	Summary schedule of dividends declared
11.	Share-based compensation	22	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
12.	Employee future benefits	24	Summary and review of employee future benefits and related disclosures
Consolidated financial position focused
13.	Accounts receivable	25	Summary schedule and review of arm’s-length securitization trust transactions and related disclosures
14.	Capital assets	26	Summary schedule of items comprising capital assets
15.	Goodwill	27	Summary schedule of goodwill
16.	Short-term obligations	27	Summary review of bilateral bank facilities
17.	Long-term debt	28	Summary schedule of long-term debt and related disclosures

notes to interim consolidated financial statements	(unaudited)

Notes to interim consolidated financial statements		Page	Description
Consolidated financial position focused (continued)
18.	Shareholders’ equity	29

Summary schedules and review of shareholders’ equity and changes therein including details of other comprehensive income, accumulated other comprehensive income, non-controlling interests and share option price stratification summaries

19.	Commitments and contingent liabilities	33	Summary review of contingent liabilities, guarantees, claims and lawsuits
Other
20.	Additional financial information	35	Summary schedules of items comprising certain primary financial statement line items
21.	Differences between Canadian and United States generally accepted accounting principles	38	Summary schedules and review of differences between Canadian and United States generally accepted accounting principles as they apply to the Company

1                  interim financial statements

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation’s annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the TELUS Corporation audited consolidated financial statements for the year ended December 31, 2008. These interim consolidated financial statements follow the same accounting policies and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2008, other than as set out in Note 2, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently. Accordingly, these interim consolidated financial statements reflect all adjustments (which are of a normal recurring nature) that are, in the opinion of the Company, necessary for a fair statement of the results for the interim periods presented.

The terms “TELUS” or “Company” are used to mean TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

2                  accounting policy developments

(a)   Convergence with International Financial Reporting Standards as issued by the International Accounting Standards Board

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011, the date which the Company has selected for adoption.

Canadian GAAP will be fully converged with IFRS-IASB through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS-IASB; and standards not subject to a joint-convergence project have been exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS-IASB. As illustrated in Note 2(b)-(c), the first convergence method may, or will, result in the Company either having the option to, or being required to, effectively, changeover certain accounting policies to IFRS-IASB prior to 2011.

The International Accounting Standards Board’s work plan currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS-IASB, and, as a result IFRS-IASB as at the transition date is expected to differ from its current form.

In November 2008, the United States Securities and Exchange Commission issued a proposed “road map”, with seven milestones, that would permit certain United States reporting issuers to use IFRS-IASB in their filings. This proposal is a significant development as it also contemplates mandatory usage of IFRS-IASB by United States reporting issuers as early as 2014 (such a mandatory usage decision — Milestone 6 — is anticipated to be made by the United States Securities

notes to interim consolidated financial statements	(unaudited)

and Exchange Commission in 2011). It is not possible to currently assess the impact, if any, this proposal will have on the International Accounting Standards Board’s work plan; however, Milestone 1 is a requirement for improvements in accounting standards and a subsequent consideration by the United States Securities and Exchange Commission of whether IFRS-IASB are of high quality and sufficiently comprehensive.

The Company is in the process of assessing the impacts on itself of the Canadian convergence initiative. There are several phases that the Company will have to complete on the path to changing over to IFRS-IASB:

•      The initial impact assessment and scoping phase includes the identification of significant differences between existing Canadian GAAP and IFRS-IASB as relevant to the Company’s specific instance.

•      The following key elements phase includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS-IASB. As well, this phase includes other operational elements such as information technology, internal control over financial reporting and training.

•      The subsequent embedding phase will integrate the solutions into the Company’s underlying financial system and processes that are necessary for the Company to changeover to IFRS-IASB.

The Company is required to qualitatively disclose its changeover impacts in conjunction with its 2008 and 2009 financial reporting. As activities progress through 2010, the specificity of the disclosure of pre- and post-IFRS-IASB changeover accounting policy differences is expected to increase.

In its 2010 fiscal year, the fiscal year immediately prior to the one in which it commences reporting under IFRS-IASB, the Company will, effectively, have to maintain two parallel books of account: one set of books of account will be prepared using the contemporary version of Canadian GAAP and would be used for contemporaneous reporting; one set of books of account will be prepared using the contemporary version of IFRS-IASB and would be used for reporting of comparative amounts during the Company’s 2011 fiscal year.

Initial impact assessment and scoping phase — status: Based upon the then current state of IFRS-IASB, in the first quarter of 2008 this phase utilized a diagnostic process and identified a modest number of topics possibly impacting either the Company’s financial results and/or the Company’s effort necessary to changeover to IFRS-IASB. The IASB has activities currently underway which may, or will, change IFRS-IASB and such change may, or will, impact the Company; the Company will assess any such change as a component of its key elements phase.

Key elements phase — status: Currently underway are the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS-IASB; consideration of impacts on operational elements such as information technology and internal control over financial reporting are integral to this process. Targeted training activities, which leveraged both internal and external resources, occurred during the current reporting period.

Although its impact assessment activities are well underway and progressing to plan, continued progress is necessary before the Company can prudently increase the specificity of the disclosure of pre- and post-IFRS-IASB changeover accounting policy differences, other than as set out in Note 2(b)-(c).

(b)          Goodwill and intangible assets

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the previously existing recommendations for goodwill and intangible assets and research and development costs were replaced with new recommendations (CICA Handbook Section 3064).

Commencing with the Company’s 2009 fiscal year, the new recommendations of the CICA for goodwill and intangible assets apply to the Company. This change in accounting policy has been made in accordance with the transitional provisions of the new recommendations.

The new recommendations provide extensive guidance on when expenditures qualify for recognition as intangible assets.  Prior to the Company’s 2009 fiscal year, upfront wireline customer activation and connection fees, along with the corresponding direct costs not in excess of revenues, were deferred and recognized by the Company over the average expected term of the customer relationship; the impact of the new recommendations on the Company is that these fees and costs do not qualify for recognition as intangible assets.

notes to interim consolidated financial statements	(unaudited)

The effects of the application of this new standard on the Company’s consolidated statements of financial position as at March 31, 2009, and December 31, 2008, were as follows:

	March 31, 2009			December 31, 2008
As at (millions)	Excluding effect of application of HB 3064	Effect of application of HB 3064	As currently reported	As previously reported	Effect of application of HB 3064	As currently reported
Current Assets
Prepaid expenses and other	$284	$(44)	$240	$220	$(44)	$176
Other Assets
Other long-term assets	$1,556	(95)	$1,461	$1,513	(95)	$1,418
		$(139)			$(139)
Future income taxes	$1,297	$(42)	$1,255	$1,255	$(42)	$1,213
Shareholders’ Equity
Common Share and Non-Voting Share equity
Retained earnings	$2,029	(97)	$1,932	$1,859	(97)	$1,762
		$(139)			$(139)

Due to the nature of these fees and costs and the periods of time over which they have been deferred and recognized, the Company’s results of operations for the periods currently presented are not materially affected by these new recommendations.

(c)          Business combinations and non-controlling interests

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the previously existing recommendations for business combinations and consolidation financial statements were replaced with new recommendations for business combinations (CICA Handbook Section 1582), consolidations (CICA Handbook Section 1601) and non-controlling interests (CICA Handbook Section 1602).

Effective January 1, 2009, the Company early adopted the new recommendations and did so in accordance with the transitional provisions; the Company would otherwise have been required to adopt the new recommendations effective January 1, 2011.

Generally, the new recommendations result in measuring business acquisitions at the fair value of the acquired business and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording fair values attributable to non-controlling interests). Unlike the corresponding new U.S. GAAP (see Note 21(g)) which requires the recognition of the fair value of goodwill attributable to non-controlling interests, both the new Canadian GAAP recommendations and IFRS-IASB allow the choice of whether or not to recognize the fair value of goodwill attributable to non-controlling interests on an acquisition-by-acquisition basis.

Measuring business acquisitions at fair value will, among other things, result in:

•      acquisition costs being expensed;

•      acquisition-created restructuring costs being expensed;

•      contingent consideration, which is accounted for as a financial liability, being measured at fair value at the time of the acquisition with subsequent changes in its fair value being included in determining the results of operations; and

•      changes in non-controlling ownership interests subsequent to the parent company’s acquisition of control, and not resulting in the parent company’s loss of control, being accounted for as capital transactions.

Whether the Company will be materially affected by the new recommendations will depend upon the specific facts of business combinations, if any, occurring subsequent to January 1, 2009. The Company’s consolidated financial statements will, however, be subject to a small number of retrospectively applied non-controlling interest-related presentation and disclosure changes:

•      the Consolidated Statements of Financial Position now recognizes non-controlling interest as a separate component of shareholders’ equity; and

•      the Consolidated Statements of Income and Other Comprehensive Income now presents the attribution of net income and other comprehensive income between the Company’s shareholders and non-controlling interests rather than reflecting the non-controlling interest in the results of operations as a deduction in arriving at net income and other comprehensive income.

notes to interim consolidated financial statements	(unaudited)

The effects of the application of these new standards on the Company’s consolidated statements of income and other comprehensive income for the three-month periods ended March 31, 2009 and 2008, were as follows:

	2009		2008
Three-month periods ended March 31 (millions except per share amounts)	Excluding effect of application of HB 1582, HB 1601 and HB 1602	As currently reported	As previously reported	As currently reported
Operating revenues	$2,375	$2,375	$2,350	$2,350
Operating expenses	1,896	1,896	1,823	1,823
Operating income	479	479	527	527
Other expense, net	5	5	17	17
Financing costs	95	95	109	109
Income before income taxes (and non-controlling interests)(1)	379	379	401	401
Income taxes(2)	91	57	109	109
(Non-controlling interests)(1)	1	N/A	1	N/A
Net income (and Common Share and Non-Voting Income)(1)	287	322	291	292
Other Comprehensive Income	30	30	1	1
Comprehensive Income	$317	$352	$292	$293
Net income attributable to:
Common Shares and Non-Voting Shares		$321		$291
Non-controlling interests		1		1
		$322		$292
Total comprehensive income attributable to:
Common Shares and Non-Voting Shares		$351		$292
Non-controlling interests		1		1
		$352		$293
Net income per Common Share and Non-Voting Share
— Basic	$0.90	$1.01	$0.90	$0.90
— Diluted	$0.90	$1.01	$0.90	$0.90

(1)             Captioning in parentheses has been deleted post-adoption.

(2)             The transitional rules of the new Canadian standards require that a change in recognized acquired future income tax assets, unless the change arose during the business combination measurement period, arising from business combinations occurring prior to the Company’s date of adoption of the new standards be recorded through the provision for income taxes.

During 2009, a change in recognized acquired future income tax assets resulted in a decrease in the future income tax liability and the offsetting amount has been recorded as a reduction of the income tax provision due to the application of the new standards; prior to the adoption of the new standards, the unamortized balance of goodwill arising from the acquisition would have been reduced.

3                  capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner which balances the interests of equity and debt holders.

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable in the definition of capital.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade receivables to an arm’s-length securitization trust.

The Company monitors capital on a number of bases, including: net debt to Earnings Before Interest, Taxes, Depreciation and Amortization — excluding restructuring costs (“EBITDA — excluding restructuring costs”); and dividend payout ratio of sustainable net earnings.

notes to interim consolidated financial statements	(unaudited)

Net debt to EBITDA — excluding restructuring costs is calculated as net debt at the end of the period divided by twelve-month trailing EBITDA — excluding restructuring costs. Net debt is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; the calculation of net debt is as set out in the following schedule. Net debt is one component of a ratio used to determine compliance with debt covenants. The calculation of EBITDA — excluding restructuring costs is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; the calculation of EBITDA — excluding restructuring costs is as set out in the following schedule. This measure, historically, is substantially the same as the leverage ratio covenant in the Company’s credit facilities.

Dividend payout ratio of sustainable net earnings is calculated as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the twelve-month trailing period excluding income tax-related adjustments and the ongoing statement of income and other comprehensive income impacts of the share options with the net-cash settlement feature, which are discussed further in Note 11(b).

During 2009, the Company’s strategy, which was unchanged from 2008, was to maintain the financial policies and guidelines set out in the following schedule. The Company believes that these financial policies and guidelines, which are reviewed annually, are currently at the optimal level and, by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital.

As at, or twelve-month periods ended, March 31 ($ in millions)	Policies and guidelines	2009	2008
Components of debt and coverage ratios
Net debt(1)		$7,301	$6,653
EBITDA — excluding restructuring costs(2)		$3,816	$3,796
Net interest cost(3)		$449	$432
Debt ratio
Net debt to EBITDA — excluding restructuring costs	1.5 – 2.0	1.9	1.8
Coverage ratios
Interest coverage on long-term debt(4)		4.3	4.6
EBITDA — excluding restructuring costs interest coverage(5)		8.5	8.8
Other measure
Dividend payout ratio of sustainable net earnings	45 – 55%	57%	54%
Dividend payout ratio		52%	44%

(1)             Net debt is calculated as follows:

	2009	2008
Long-term debt (Note 17)	$6,512	$5,195
Debt issuance costs netted against long-term debt	27	29
Derivative liabilities, net	651	1,106
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. Dollar denominated debt (excluding tax effects)	(124)	(128)
Cash and temporary investments, net	(65)	(49)
Cumulative proceeds from accounts receivable securitization (Note 13)	300	500
Net debt	$7,301	$6,653

(2)             EBITDA — excluding restructuring costs is calculated as follows:

	2009				2008
	Period-to-date: add (deduct)				Period-to-date: add (deduct)
	Comparative quarter	Prior fiscal year	Current quarter	Total	Comparative quarter	Prior fiscal year	Current quarter	Total
EBITDA (Note 5)	$(949)	$3,779	$906	$3,736	$(764)	$3,589	$949	$3,774
Restructuring costs (Note 6)	(7)	59	28	80	(5)	20	7	22
EBITDA — excluding restructuring costs	$(956)	$3,838	$934	$3,816	$(769)	$3,609	$956	$3,796

(3)             Net interest cost is defined as financing costs before gains on redemption and repayment of debt, calculated on a twelve-month trailing basis (losses recorded on the redemption of long-term debt , if any, are included in net interest cost).

(4)             Interest coverage on long-term debt is defined as net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt (including losses recorded on the redemption of long-term debt, if any).

(5)             EBITDA — excluding restructuring costs interest coverage is defined as EBITDA — excluding restructuring costs divided by net interest cost. This measure is substantially the same as the coverage ratio covenant in the Company’s credit facilities.

notes to interim consolidated financial statements	(unaudited)

The net debt to EBITDA — excluding restructuring costs ratio increased 0.1 due to increased net debt (the net increase in debt supported payment of $882 million for advanced wireless services spectrum licences in the third quarter of 2008). When compared to one-year earlier, the interest coverage on long-term debt had a decrease of 0.3, primarily reflecting higher long-term interest expense. The EBITDA — excluding restructuring costs interest coverage ratio had a decrease of 0.3 due to an increase in net interest cost.

4                  financial instruments

(a)          Risks — overview

The Company’s financial instruments and the nature of risks which they may be subject to are as set out in the following table.

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at cost or amortized cost
Cash and temporary investments	X		X	X
Accounts receivable	X		X
Accounts payable		X	X
Restructuring accounts payable		X
Short-term obligations		X		X
Long-term debt		X	X	X
Measured at fair value
Short-term investments				X	X
Long-term investments					X
Foreign exchange derivatives(1)	X	X	X
Share-based compensation derivatives(1)	X	X			X
Cross currency interest rate swap derivatives(1)	X	X	X	X

(1)             Use of derivative financial instruments is subject to a policy which requires that no derivative transaction be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

(b)          Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis (see (c)), the best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst-case scenario and does not reflect results expected by the Company, is as set out in the following table:

As at (millions)	March 31, 2009	December 31, 2008
Cash and temporary investments, net	$65	$4
Accounts receivable	842	966
Derivative assets	8	10
	$915	$980

Cash and temporary investments: Credit risk associated with cash and temporary investments is minimized substantially by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable: Credit risk associated with accounts receivable is minimized by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains allowances for potential credit losses, and any such losses to date have been within management’s expectations.

The following table presents an analysis of the age of customer accounts receivable not allowed for as at the dates of the Consolidated Statements of Financial Position. As at March 31, 2009, the weighted average life of customer accounts

notes to interim consolidated financial statements	(unaudited)

receivable is 30 days (December 31, 2008 — 28 days) and the weighted average life of past-due customer accounts receivable is 64 days (December 31, 2008 — 64 days). No interest is charged on customer accounts which are current. Thereafter, interest is charged at a regulatory-based rate on non-forborne Wireline segment outstanding balances and a market rate on forborne Wireline segment and Wireless segment outstanding balances.

As at (millions)	March 31, 2009	December 31, 2008
Customer accounts receivable net of allowance for doubtful accounts
Current	$426	$555
30-60 days past billing date	108	121
61-90 days past billing date	36	47
Greater than 90 days past billing date	40	43
	$610	$766
Customer accounts receivable (Note 20(b))	$696	$843
Allowance for doubtful accounts	(86)	(77)
	$610	$766

The Company must make significant estimates in respect of the allowance for doubtful accounts. Current economic conditions, historical information, why the accounts are past-due and line of business from which the customer accounts receivable arose are all considered when determining whether past-due accounts should be allowed for; the same factors are considered when determining whether to write off amounts charged to the allowance account against the customer account receivable. The provision for doubtful accounts is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically-derived allowance basis for the remainder. No customer accounts receivable are written off directly to the provision for doubtful accounts.

The following table presents a summary of the activity related to the Company’s allowance for doubtful accounts.

	Three months
Periods ended March 31 (millions)	2009	2008
Balance, beginning of period	$77	$63
Additions (provision for doubtful accounts)	26	16
Net use	(17)	(7)
Balance, end of period	$86	$72

Aside from the normal customer accounts receivable credit risk associated with its retained interest, the Company has no continuing exposure to credit risk associated with its trade receivables which are sold to an arm’s-length securitization trust, as discussed further in Note 13.

Derivative assets (and derivative liabilities): Counterparties to the Company’s cross currency interest rate swap agreements, share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedging items due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote. The Company’s derivative liabilities do not have credit-risk-related contingent features.

(c)          Liquidity risk

As a component of the Company’s capital structure financial policies, discussed further in Note 3, the Company manages liquidity risk by maintaining bilateral bank facilities and syndicated credit facilities, by maintaining a commercial paper program, by the sales of trade receivables to an arm’s-length securitization trust, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities. As disclosed in Note 17(c), the Company has significant debt maturities in future years. As at March 31, 2009, the Company has access to a shelf prospectus, in effect until September 2009, pursuant to which it can offer $2.5 billion (December 31, 2008 — $2.5 billion) of debt or equity securities. The Company believes that its investment grade credit ratings provide reasonable access to capital markets.

The Company closely matches the derivative financial liability contractual maturities with those of the risk exposures that they are being used to manage.

notes to interim consolidated financial statements	(unaudited)

The Company’s undiscounted financial liability expected maturities do not differ significantly from the contractual maturities. The Company’s undiscounted financial liability contractual maturities, which include interest thereon (where applicable), are as follows:

	Non-derivative			Derivative
	Non- interest	Long-term debt (see Note 17)				Other financial liabilities
As at March 31,	bearing financial	All except capital	Capital	Currency swaps amounts to be exchanged(2)			Currency swaps amounts to be exchanged
2009 (millions)	liabilities	leases(1)(2)	leases	(Receive)	Pay	Other	(Receive)	Pay	Total
2009
Second quarter	$980	$155	$1	$(97)	$125	$65	$(120)	$115	$1,224
Balance of year	162	194	1	(97)	125	14	(108)	105	396
2010	80	465	2	(194)	250	9	—	—	612
2011	1	2,709	1	(2,525)	3,077	—	—	—	3,263
2012	—	1,957	—	—	—	—	—	—	1,957
2013	—	447	—	—	—	—	—	—	447
Thereafter	1	2,699	—	—	—	—	—	—	2,700
Total	$1,224	$8,626	$5	$(2,913)	$3,577	$88	$(228)	$220	$10,599
		Total (see Note 17(c))			$9,295

(1)             Interest payment cash outflows in respect of commercial paper and amounts drawn under the Company’s credit facility have been calculated based upon the rates in effect as at March 31, 2009.

(2)             The amounts included in the undiscounted non-derivative long-term debt in respect of the U.S. Dollar denominated long-term debt, and the corresponding amounts included in the long-term debt “currency swaps” receive column, have been determined based upon statement of financial position date exchange rates. The U.S. Dollar denominated long-term debt contractual maturity amounts, in effect, are reflected in the long-term debt “currency swaps” pay column as gross cash flows are exchanged pursuant to the cross currency interest rate swap agreements.

(d)          Currency risk

The Company’s functional currency is the Canadian Dollar, but it regularly transacts in U.S. Dollars due to certain routine revenues and operating costs being denominated in U.S. Dollars, as well as sourcing some inventory purchases and capital asset acquisitions internationally. The U.S. Dollar is the only foreign currency to which the Company has a significant exposure.

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. Dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options on an exception basis only.

The Company is also exposed to currency risks in that the fair value or future cash flows of its U.S. Dollar denominated long-term debt will fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and principal payment at maturity.

(e)          Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, short-term obligations, long-term debt and/or cross currency interest rate swap derivatives.

When the Company has temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows do not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

In respect of the Company’s currently outstanding long-term debt, other than for commercial paper and amounts drawn on its credit facility (Note 17(b)), it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption and/or foreign exchange rate fluctuations, the related future cash flows do not. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates but its cash flows representing interest payments may be if the commercial paper is “rolled over”.

Amounts drawn on the Company’s short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

notes to interim consolidated financial statements	(unaudited)

Similar to fixed-rate debt, the fair value of the Company’s cross currency interest rate swap derivatives fluctuates with changes in market interest rates as the interest rate swapped to is fixed; absent early redemption, the related future cash flows do not change due to changes in market interest rates.

(f)            Other price risk

Short-term investments:  If the balance of short-term investments includes equity instruments, the Company would be exposed to equity price risks.

Long-term investments: The Company is exposed to equity price risks arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

Share-based compensation derivatives: The Company is exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share and Non-Voting Share prices increase both the expense and the potential cash outflow). Cash-settled equity swap agreements have been entered into that establish a cap on the Company’s cost associated with its net-cash settled share options (Note 11(b)) and fix the Company’s cost associated with its restricted stock units (Note 11(c)).

(g)         Market risk

Net income and other comprehensive income for the three-month periods ended March 31, 2009 and 2008, could have varied if the Canadian Dollar: U.S. Dollar foreign exchange rates, market interest rates and the Company’s Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk at the reporting date has been determined based upon the hypothetical change taking place at the statement of financial position date (as contrasted with applying the hypothetical change to all relevant transactions during the reported periods). The U.S. Dollar denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of the Company’s exposure to interest rate risk at the reporting date has been determined based upon the hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The relevant statement of financial position date principal and notional amounts have been used in the calculations.

The sensitivity analysis of the Company’s exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon the hypothetical change taking place at the statement of financial position date. The relevant statement of financial position date notional number of shares, including those in the cash-settled equity swap agreements, has been used in the calculations.

The income tax provisions, which are reflected net in the sensitivity analysis, reflect the applicable basic blended federal and provincial statutory income tax rates for the reporting periods.

notes to interim consolidated financial statements	(unaudited)

Three-month periods ended March 31	Net income		Other comprehensive income		Comprehensive income
($ increase (decrease) in millions)	2009	2008	2009	2008	2009	2008
Reasonably possible changes in market risks(1)
10% change in Cdn. $: U.S.$ exchange rate
Canadian $ appreciates	$(8)	$(2)	$(34)	$(33)	$(42)	$(35)
Canadian $ depreciates	$8	$3	$34	$33	$42	$36
25 basis point change in market interest rate
Rate increases	$(1)	$(1)	$3	$17	$2	$16
Rate decreases	$1	$1	$(3)	$(15)	$(2)	$(14)
25%(2) change in Common Share and Non-Voting Share prices(3)
Price increases	$—	$(2)	$5	$8	$5	$6
Price decreases	$(10)	$(1)	$(5)	$(8)	$(15)	$(9)

(1)             These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in more favourable foreign exchange rates (increased strength of the Canadian Dollar)), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that changes in exchange rates and market interest rates would be realized by the Company; in reality, the competitive marketplace in which the Company operates would impact this assumption.

No provision has been made for a difference in the notional number of shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Non-Voting Share price.

(2)             To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a 4.5-year data period and calculated on a monthly basis, which is consistent with the current assumptions and methodology set out in Note 11(b), the volatility of the Company’s Non-Voting Share price as at March 31, 2009, was 26.0% (2008 — 23.7%); reflecting the three-month data period ended March 31, 2009, the volatility was 20.4% (2008 — 30.5%).

(3)             The hypothetical effects of changes in the prices of the Company’s Common Share and Non-Voting Shares are restricted to those which would arise from the Company’s share-based compensation items which are accounted for as liability instruments and the associated cash-settled equity swap agreements.

The Company is exposed to other price risks in respect of its financial instruments, as discussed further in (f).

(h)   Fair values

General: The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company’s investments accounted for using the cost method do not exceed their fair values.

The carrying value of short-term investments equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The fair values of the Company’s long-term debt are based on quoted market prices in active markets. The fair values of the Company’s derivative financial instruments used to manage exposure to interest rate and currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to the Company for financial instruments of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities.

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon the Company’s Common Share and Non-Voting Share prices as at the statement of financial position dates).

notes to interim consolidated financial statements	(unaudited)

The Company’s financial instruments that are measured at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy used to measure them are as set out in the following table:

			Fair value measurements at reporting date using
			Quoted prices in active markets for identical items		Significant other observable inputs		Significant unobservable inputs
	Carrying value		(“Level 1”)		(“Level 2”)		(“Level 3”)
As at (millions)	Mar. 31, 2009	Dec. 31, 2008	Mar. 31, 2009	Dec. 31, 2008	Mar. 31, 2009	Dec. 31, 2008	Mar. 31, 2009	Dec. 31, 2008
Assets
Foreign exchange derivatives	$8	$10	$—	$—	$8	$10	$—	$—
Liabilities
Share-based compensation derivatives	$86	$82	$—	$—	$86	$82	$—	$—
Cross currency interest rate swap derivatives	651	778	—	—	651	778	—	—
	$737	$860	$—	$—	$737	$860	$—	$—

Non-derivative: The Company’s long-term debt, which is measured at amortized cost, and the fair value thereof, is as set out in the following table.

	March 31, 2009		December 31, 2008
As at (millions)	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt	$6,512	$6,749	$6,352	$6,445

Derivative: The Company’s derivative financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

	March 31, 2009				December 31, 2008
As at (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Current Assets
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. Dollar transactions to which hedge accounting is not applied
- Revenues	2009	$39	$—	$—	$29	$—	$—
- Purchases	2009	$110	4	4	$95	3	3
Derivatives(1) designated as held for hedging(2) upon initial recognition and used to manage
- Currency risks arising from U.S. Dollar denominated purchases	2009	$71	4	4	$102	7	7
			$8	$8		$10	$10
Other Long-Term Assets
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging (2) (Note 11(c))	2011	$12	$—	$—	$—	$—	$—

notes to interim consolidated financial statements	(unaudited)

	March 31, 2009				December 31, 2008
As at (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Current Liabilities
Derivatives used to manage changes in share-based compensation costs and classified as held for
- Trading (Note 11(b))	2012	$169	$67	$65	$177	$64	$64
- Hedging(1)(2) (Note 11(c))	2009	$28	11	14	$28	11	13
			78			75
Add: Net amounts due to counterparties in respect of derivatives used to manage changes in share-based compensation costs and classified as held for
- Trading (Note 11(b))			(2)			—
- Hedging (Note 11(c))			3			2
			$79	$79		$77	$77
Other Long-Term Liabilities
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging (2) (Note 11(c))	2010	$26	$8	$9	$26	$7	$8
Derivatives(1) classified as held for hedging(2) and used to manage currency risks associated with U.S. Dollar denominated debt	2011	$2,951	651	669	$2,951	778	783
			659			785
Add: Net amounts due to counterparties in respect of derivatives used to manage changes in share-based compensation costs and classified as held for hedging			1			1
Add: Interest payable in respect of derivatives used to manage currency risks associated with U.S. Dollar denominated debt and classified as held for hedging			18			5
			$678	$678		$791	$791

(1)             Designated as cash flow hedging items.

(2)             Hedge accounting is applied to derivatives that are designated as held for hedging.

(i)            Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding tax effects, on derivative instruments classified as cash flow hedging items and their location within the Consolidated Statements of Income and Other Comprehensive Income.

	Amount of gain (loss) recognized in other comprehensive income (effective portion)		Gain (loss) reclassified from other comprehensive income into income (effective portion) (Note 18(c))			Gain (loss) recognized in income on derivative (ineffective portion)
Three-month periods ended	(Note 18(c))			Amount			Amount
March 31 (millions)	2009	2008	Location	2009	2008	Location	2009	2008
Derivatives used to manage currency risks
- Associated with U.S. Dollar denominated debt	$128	$74	Financing costs	$84	$68	Financing costs	$—	$—
- Arising from U.S. Dollar denominated purchases	2	3	Operations	5	—	Operations	—	—

Derivatives used to manage changes in share-based compensation costs (Note 11(c))	(1)	(3)	Operations	(2)	(1)	Operations	—	—
	$129	$74		$87	$67		$—	$—

notes to interim consolidated financial statements	(unaudited)

The following table sets out gains and losses arising from derivative instruments: that are classified as held for trading items; that are not designated as being in a hedging relationship; and their location within the Consolidated Statements of Income and Other Comprehensive Income.

	Gain (loss) recognized in income on derivatives
		Amount
Three-month periods ended March 31 (millions)	Location	2009	2008
Derivatives used to manage currency risks	Financing costs	$5	$1
Derivatives used to manage changes in share-based compensation costs (Note 11(b))	Operations	(6)	(19)
		$(1)	$(18)

5      segmented information

The Company’s reportable segments are Wireline and Wireless. The Wireline segment includes voice local, voice long distance, data and other telecommunications services excluding wireless. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties. The following segmented information is regularly reported to the Company’s Chief Executive Officer (the Company’s chief operating decision maker).

Three-month periods ended March 31	Wireline		Wireless		Eliminations		Consolidated
(millions)	2009	2008	2009	2008	2009	2008	2009	2008
Operating revenues
External revenue	$1,245	$1,250	$1,130	$1,100	$—	$—	$2,375	$2,350
Intersegment revenue	33	31	7	7	(40)	(38)	—	—
	1,278	1,281	1,137	1,107	(40)	(38)	2,375	2,350
Operating expenses
Operations expense	834	828	647	604	(40)	(38)	1,441	1,394
Restructuring costs	26	7	2	—	—	—	28	7
	860	835	649	604	(40)	(38)	1,469	1,401
EBITDA(1)	$418	$446	$488	$503	$—	$—	$906	$949
CAPEX(2)	$278	$255	$196	$65	$—	$—	$474	$320
EBITDA less CAPEX	$140	$191	$292	$438	$—	$—	$432	$629
					EBITDA (from above)		$906	$949
					Depreciation		334	346
					Amortization		93	76
					Operating income		479	527
					Other expense, net		5	17
					Financing costs		95	109
					Income before income taxes		379	401
					Income taxes		57	109
					Net income (as adjusted — Note 2 (c))		$322	$292

(1)             Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)             Total capital expenditures (“CAPEX”).

notes to interim consolidated financial statements	(unaudited)

6      restructuring costs

	Three months
Periods ended March 31 (millions)	2009	2008
Restructuring costs
Workforce
Voluntary	$5	$3
Involuntary	22	4
Other	1	—
	28	7
Disbursements
Workforce
Voluntary	2	3
Involuntary and other	26	6
Other	1	1
	29	10
Expenses less than disbursements	(1)	(3)
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	51	35
Balance, end of period	$50	$32

In 2009, arising from its competitive efficiency program, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integration. These initiatives were aimed to improve the Company’s operating productivity and competitiveness. The Company’s estimate of restructuring costs in 2009 is approximately $125 million.

7      financing costs

	Three months
Periods ended March 31 (millions)	2009	2008
Interest on long-term debt	$114	$112
Interest on short-term obligations and other	1	—
Foreign exchange (Note 4(i))	(7)	—
	108	112
Capitalized interest during construction	—	(1)
	108	111
Interest income
Interest on tax refunds	(12)	(1)
Other interest income	(1)	(1)
	(13)	(2)
	$95	$109

notes to interim consolidated financial statements	(unaudited)

8      income taxes

	Three months
Periods ended March 31 (millions)	2009	2008
Current	$68	$112
Future	(11)	(3)
	$57	$109

The Company’s income tax expense differs from that calculated by applying statutory rates for the following reasons:

Three-month periods ended March 31 ($ in millions)	2009		2008
Basic blended federal and provincial tax at statutory income tax rates	$115	30.3%	$124	30.9%
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(40)		(1)
Revaluation of future income tax liability to reflect future statutory income tax rates	(19)		(18)
Share option award compensation	1		1
Other	—		3
Income tax expense per interim consolidated Statements of Income and Other Comprehensive Income	$57	15.0%	$109	27.2%

The Company must make significant estimates in respect of the composition of its future income tax liability. The operations of the Company are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question.

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the three-month ended March 31, 2009, the Company recorded Investment Tax Credits of $1 million (2008 — $NIL), as a reduction of Operations expense.

9      per share amounts

Basic net income per Common Share and Non-Voting Share is calculated by dividing net income attributable to Common Shares and Non-Voting Shares by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted net income per Common Share and Non-Voting Share is calculated to give effect to share option awards.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to Common Shares and Non-Voting Shares equalled diluted income attributable to Common Share and Non-Voting Share for all periods presented.

	Three months
Periods ended March 31 (millions)	2009	2008
Basic total weighted average Common Shares and Non-Voting Shares outstanding	318	324
Effect of dilutive securities
Share option awards	—	1
Diluted total weighted average Common Shares and Non-Voting Shares outstanding	318	325

For the three-month period ended March 31, 2009, certain outstanding share option awards, in the amount of 9 million (2008 — 6 million), were not included in the computation of diluted income per Common Share and Non-Voting Share because the share option awards’ exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.

notes to interim consolidated financial statements	(unaudited)

10    dividends per share

	2009			2008
Three-month periods ended March 31 (millions except per share amounts)	Declared effective	Paid to shareholders	Total	Declared effective	Paid to shareholders	Total
Dividend per Common Share and Non-Voting Share
Dividend $0.475 (2008 — $0.45)	Mar. 11, 2009	Apr. 1, 2009	$151	Mar. 11, 2008	Apr. 1, 2008	$145

On May 7, 2009, the Board of Directors declared a quarterly dividend of $0.475 per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company payable on July 2, 2009, to holders of record at the close of business on June 10, 2009. The final amount of the dividend payment depends upon the number of Common Shares and Non-Voting Shares issued and outstanding at the close of business on June 10, 2009.

11    share-based compensation

(a)          Details of share-based compensation expense

Reflected in the Consolidated Statements of Income and Other Comprehensive Income as “Operations expense” and the Consolidated Statements of Cash Flows are the following share-based compensation amounts:

	2009			2008
Three-month periods ended March 31 (millions)	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards(1)	$5	$(3)	$2	$5	$(4)	$1
Restricted stock units(2)	8	(1)	7	7	(2)	5
Employee share purchase plan	8	(8)	—	11	(11)	—
	$21	$(12)	$9	$23	$(17)	$6

(1)             The expense arising from share options with the net-cash settlement feature, net of cash-settled equity swap agreement effects (see Note 4(i)), was $1 (2008 — $NIL).

(2)             The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(i)).

For the three-month period ended March 31, 2009, the associated operating cash outflows in respect of share option awards include cash outflows arising from the cash-settled equity swap agreements of $2 million (2008 — $2 million). For the three-month period ended March 31, 2009, the income tax benefit arising from share-based compensation was $5 million (2008 — $6 million); as disclosed in Note 8, not all share-based compensation amounts are deductible for income tax purposes.

(b)          Share option awards

The Company applies the fair value based method of accounting for share-based compensation awards granted to employees. Share option awards typically vest over a three-year period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:

	Three months
Periods ended March 31	2009	2008
Share option award fair value (per share option)	$3.63	$7.14
Risk free interest rate	2.3%	3.6%
Expected lives(1) (years)	4.5	4.5
Expected volatility	26.0%	24.3%
Dividend yield	6.2%	4.1%

(1)             The maximum contractual term of the share option awards granted in 2009 and 2008 was seven years.

The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on

notes to interim consolidated financial statements	(unaudited)

historical share option award exercise data of the Company. Similarly, expected volatility considers the historical volatility of the Company’s Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

Some share option awards have a net-equity settlement feature. As discussed further in Note 18(f), it is at the Company’s option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

Substantially all of the Company’s outstanding share option awards that were granted prior to January 1, 2005, have a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments. For the outstanding share option awards that were amended and which were granted subsequent to 2001, the minimum expense recognized for them will be their grant-date fair values.

The Company entered into a cash-settled equity swap agreement that establishes a cap on the Company’s cost associated with the affected outstanding share option awards. The following table sets out the number of affected outstanding share option awards and the composition of their capped exercise date fair values.

As at March 31, 2009 ($ in millions except per affected outstanding share option award)

	Affected share option awards granted for
	Common Shares	Non-Voting Shares
	prior to 2002		after 2001	Total
Weighted average exercise price	$35.88	$30.61	$21.73	$27.17
Weighted average grant date fair value	—	—	6.71	3.09
	35.88	30.61	28.44	30.26
Weighted average incremental share-based compensation award expense arising from net-cash settlement feature	18.38	24.54	26.71	24.78
Exercise date fair value capped by cash-settled equity swap agreement	$54.26	$55.15	$55.15	$55.04
Affected share option awards outstanding	389,336	1,323,816	1,459,820	3,172,972
Notional amount (Note 4(h))	$21	$70	$78	$169

(c)          Restricted stock units

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. The restricted stock units become payable when vesting is completed. The restricted stock units typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded. The associated liability is normally cash-settled.

The following table presents a summary of the activity related to the Company’s restricted stock units.

	Three months
	Number of restricted stock units		Weighted average grant date
Period ended March 31, 2009	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	1,506,370	—	$48.15
Vested	—	26,885	50.10
Issued
Initial award	557,756	—	30.66
In lieu of dividends	28,981	—	33.34
Vested	(2,823)	2,823	48.94
Settled in cash	—	(25,895)	49.58
Forfeited and cancelled	(30,773)	—	49.18
Outstanding, end of period
Non-vested	2,059,511	—	43.33
Vested	—	3,813	$52.74

notes to interim consolidated financial statements	(unaudited)

With respect to certain issuances of restricted stock units, the Company entered into cash-settled equity forward agreements that fix the cost to the Company; that information, as well as a schedule of the Company’s non-vested restricted stock units outstanding as at March 31, 2009, is set out in the following table.

	Number of fixed-cost restricted stock units	Cost fixed to the Company per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units
Vesting in years ending December 31:
2009	400,000	$64.26
	120,000	$47.11
	520,000		204,915	724,915
2010	600,000	$49.22	199,311	799,311
2011	390,000	$33.79	145,285	535,285
	1,510,000		549,511	2,059,511

(d)          Employee share purchase plan

The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay. For the three-month period ended March 31, 2009, the Company contributed 40% (2008 — 45%), for employees up to a certain job classification, for every dollar contributed by an employee, to a maximum of 6% of employee pay; for more highly compensated job classifications, the Company contributed 35% (2008 — 40%). There are no vesting requirements and the Company records its contributions as a component of operating expenses.

	Three months
Periods ended March 31 (millions)	2009	2008
Employee contributions	$22	$27
Company contributions	8	11
	$30	$38

Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. For the three-month periods ended March 31, 2009 and 2008, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices.

12    employee future benefits

(a)          Defined benefit plans — cost (recovery)

The Company’s net defined benefit plan costs (recoveries) were as follows:

	2009			2008
Three-month periods ended March 31 (millions)	Incurred in period	Matching adjustments(1)	Recognized in period	Incurred in period	Matching adjustments(1)	Recognized in period
Pension benefit plans
Current service cost (employer portion)	$13	$—	$13	$21	$—	$21
Interest cost	93	—	93	86	—	86
Return on plan assets	112	(213)	(101)	122	(245)	(123)
Past service costs	—	1	1	—	1	1
Actuarial loss	9	—	9	1	—	1
Amortization of transitional asset	—	(11)	(11)	—	(11)	(11)
	$227	$(223)	$4	$230	$(255)	$(25)

(1)    Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

(b)          Employer contributions

The best estimate of fiscal 2009 employer contributions to the Company’s defined benefit pension plans is approximately $191 million (the best estimate at December 31, 2008 was approximately $211 million).

notes to interim consolidated financial statements	(unaudited)

(c)          Defined contribution plans

The Company’s total defined contribution pension plan costs recognized were as follows:

	Three months
Periods ended March 31 (millions)	2009	2008
Union pension plan and public service pension plan contributions	$7	$9
Other defined contribution pension plans	9	10
	$16	$19

13    accounts receivable

On July 26, 2002, TELUS Communications Inc., a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, March 1, 2006, November 30, 2006, March 31, 2008, and September 12, 2008, with an arm’s-length securitization trust associated with a major Schedule I bank under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. This “revolving-period” securitization agreement had an initial term ending July 18, 2007; the November 30, 2006, amendment resulted in the term being extended to July 18, 2008; the March 31, 2008, amendment resulted in the term being extended to July 17, 2009. Subsequent to March 31, 2009, the agreement was amended such that TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $500 million and the term was extended to May 2012.

Transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration, other than for its beneficial interests in the transferred receivables, has been received. When the Company sells its receivables, it retains reserve accounts, which are retained interests in the securitized receivables, and servicing rights. When a transfer is considered a sale, the Company derecognizes all receivables sold, recognizes at fair value the assets received and the liabilities incurred and records the gain or loss on sale in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net. The amount of gain or loss recognized on the sale of receivables depends in part on the previous carrying amount of the receivables involved in the transfer, allocated between the receivables sold and the retained interests based upon their relative fair market value at the sale date. The Company estimates the fair value for its retained interests based on the present value of future expected cash flows using management’s best estimates of the key assumptions (credit losses, the weighted average life of the receivables sold and discount rates commensurate with the risks involved).

As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables.

TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term; at March 31, 2009, the rating was A (low).

As at (millions)	March 31, 2009	December 31, 2008
Total managed portfolio	$1,147	$1,272
Securitized receivables	(361)	(346)
Retained interest in receivables sold	56	40
Receivables held	$842	$966

For the three-month period ended March 31, 2009, the Company recognized composite losses of $2 million (2008 — $6 million) on the sale of receivables arising from the securitization.

Cash flows from the securitization were as follows:

	Three months
Periods ended March 31 (millions)	2009	2008
Cumulative proceeds from securitization, beginning and end of period	$300	$500
Proceeds from collections reinvested in revolving-period securitizations	$817	$1,280
Proceeds from collections pertaining to retained interest	$135	$146

notes to interim consolidated financial statements	(unaudited)

The key economic assumptions used to determine the loss on sale of receivables, the future cash flows and fair values attributed to the retained interest were as follows:

	Three months
Periods ended March 31	2009	2008
Expected credit losses as a percentage of accounts receivable sold	1.3%	1.4%
Weighted average life of the receivables sold (days)	34	36
Effective annual discount rate	1.2%	4.2%
Servicing	1.0%	1.0%

Generally, the sold trade receivables do not experience prepayments.

At March 31, 2009, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% changes in those assumptions were as follows:

	March 31,	Hypothetical change in assumptions(1)
($ in millions)	2009	10%	20%
Carrying amount/fair value of future cash flows	$56
Expected credit losses as a percentage of accounts receivable sold		$—	$1
Weighted average life of the receivables sold (days)		$—	$—
Effective annual discount rate		$—	$—

(1)    These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in an increased value, and unfavourable hypothetical changes in the assumptions result in a decreased value, of the retained interest in receivables sold. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in increased credit losses), which might magnify or counteract the sensitivities.

14    capital assets

(a)   Capital assets, net

	March 31, 2009			December 31, 2008
As at (millions)	Cost	Accumulated depreciation and amortization	Net book value	Cost	Accumulated depreciation and amortization	Net book value
Property, plant, equipment and other
Network assets	$20,796	$15,359	$5,437	$20,609	$15,119	$5,490
Buildings and leasehold improvements	2,132	1,264	868	2,110	1,232	878
Assets under capital lease	14	8	6	15	9	6
Other	1,705	1,311	394	1,681	1,272	409
Land	49	—	49	49	—	49
Assets under construction	621	—	621	485	—	485
	25,317	17,942	7,375	24,949	17,632	7,317
Intangible assets subject to amortization
Subscriber base	245	47	198	245	46	199
Customer contracts and the related customer relationships	138	16	122	138	13	125
Software	2,118	1,360	758	2,082	1,314	768
Access to rights-of-way and other	103	74	29	103	75	28
Assets under construction	205	—	205	197	—	197
	2,809	1,497	1,312	2,765	1,448	1,317
Intangible assets with indefinite lives
Spectrum licences(1)	4,867	1,018	3,849	4,867	1,018	3,849
	$32,993	$20,457	$12,536	$32,581	$20,098	$12,483

(1)    Accumulated amortization of spectrum licences is amortization recorded prior to 2002.

notes to interim consolidated financial statements	(unaudited)

The following table presents items included in capital expenditures and acquisitions. Additions of intangible assets subject to amortization include amounts reclassified from assets under construction.

	Three months
Periods ended March 31 (millions)	2009	2008
Additions of intangible assets subject to amortization
Included in capital expenditures	$75	$45
Included in acquisitions	—	326
	$75	$371

The following table presents items included in capital expenditures.

	Three months
Periods ended March 31 (millions)	2009	2008
Capitalized internal labour costs	$94	$87

(b)   Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at March 31, 2009, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2009 (balance of year)	$273
2010	278
2011	177
2012	85
2013	66

15    goodwill

As at March 31, 2009, goodwill attributable to the Company’s wireline segment and wireless segments was $827 million (December 31, 2008 — $827 million) and $2,737 million (December 31, 2008 — $2,737 million), respectively.

16    short-term obligations

On December 15, 2008, TELUS Corporation entered into a $700 million 364-day revolving credit facility with a syndicate of financial institutions, expiring March 1, 2010. The credit facility is unsecured and bears interest at prime rate or bankers’ acceptance rate (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants that are substantively the same as those for TELUS Corporation’s long-term credit facility, as set out in Note 17(b).

	March 31, 2009			December 31, 2008
As at (millions)	Bilateral bank facilities	364-day revolving credit facility	Total		364-day revolving credit facility	Total
Net available	$56	$700	$756	$64	$700	$764
Drawn	4	—	4	11	—	11
Outstanding, undrawn letters of credit	3	—	3	3	—	3
Gross available	$63	$700	$763	$78	$700	$778

notes to interim consolidated financial statements	(unaudited)

17    long-term debt

(a)   Details of long-term debt

As at ($ in millions)				March 31,	December 31,
Series	Rate of interest		Maturity	2009	2008
TELUS Corporation Notes
U.S. (2)	8.00	%(1)	June 2011	$2,418	$2,333
CB	5.00	%(1)	June 2013	299	299
CC	4.50	%(1)	March 2012	299	299
CD	4.95	%(1)	March 2017	688	688
CE	5.95	%(1)	April 2015	497	497
				4,201	4,116
TELUS Corporation Commercial Paper	1.06%		Through June 2009	1,186	431
TELUS Corporation Credit Facility	1.17%		May 2012	300	978
TELUS Communications Inc. Debentures
1	12.00	%(1)	May 2010	50	50
2	11.90	%(1)	November 2015	124	124
3	10.65	%(1)	June 2021	173	173
5	9.65	%(1)	April 2022	245	245
B	8.80	%(1)	September 2025	198	198
				790	790
TELUS Communications Inc. First Mortgage Bonds
U	11.50	%(1)	July 2010	30	30
Capital leases issued at varying rates of interest from 4.1% to 13.0% and maturing on various dates up to 2013				4	5
Other				1	2
Long-Term Debt				6,512	6,352
Less: Current maturities				3	4
Long-Term Debt — non-current				$6,509	$6,348

(1)    Interest is payable semi-annually.

(2)    Principal face value of notes is U.S.$1,925 million (December 31, 2008 — U.S.$1,925 million).

(b)   TELUS Corporation credit facility

On March 2, 2007, TELUS Corporation entered into a $2.0 billion bank credit facility with a syndicate of financial institutions. The credit facility consists of a $2.0 billion (or U.S. Dollar equivalent) revolving credit facility expiring on May 1, 2012, to be used for general corporate purposes including the backstop of commercial paper.

TELUS Corporation’s credit facility is unsecured and bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (“LIBOR”) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants including two financial quarter-end financial ratio tests. The financial ratio tests are that the Company may not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

Continued access to TELUS Corporation’s credit facility is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

As at (millions)	March 31, 2009	December 31, 2008
Revolving credit facility expiring May 1, 2012
Net available	$286	$387
Drawn(1)	300	980
Outstanding, undrawn letters of credit	226	201
Backstop of commercial paper	1,188	432
Gross available	$2,000	$2,000

(1)    Amounts drawn include bankers’ acceptances of $300 (December 31, 2008 — $930).

notes to interim consolidated financial statements	(unaudited)

(c)   Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at March 31, 2009, for each of the next five fiscal years are as follows:

	Canadian Dollars		U.S. Dollars
Long-term debt denominated in	All except capital	Capital		Derivative liability
Years ending December 31 (millions)	leases	leases	Debt(1)	(Receive)(1)	Pay	Total	Total
2009 (balance of year)	$—	$2	$—	$—	$—	$—	$2
2010	80	2	—	—	—	—	82
2011	—	—	2,428	(2,428)	2,950	2,950	2,950
2012	1,788	—	—	—	—	—	1,788
2013	300	—	—	—	—	—	300
Thereafter	1,949	—	—	—	—	—	1,949
Future cash outflows in respect of long-term debt principal repayments	4,117	4	2,428	(2,428)	2,950	2,950	7,071
Future cash outflows in respect of associated interest and like carrying costs(2)	1,596	1	485	(485)	627	627	2,224
Undiscounted contractual maturities (Note 4(c))	$5,713	$5	$2,913	$(2,913)	$3,577	$3,577	$9,295

(1)    Where applicable, principal-related cash flows reflect foreign exchange rates at March 31, 2009.

(2)    Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under the Company’s credit facility have been calculated based upon the rates in effect as at March 31, 2009.

18    shareholders’ equity

(a)   Details of shareholders’ equity

As at ($ in millions)		March 31, 2009	December 31, 2008
Preferred equity
Authorized	Amount
First Preferred Shares	1,000,000,000
Second Preferred Shares	1,000,000,000
Common Share and Non-Voting Share equity
Share capital
Shares
Authorized	Amount
Common Shares	1,000,000,000
Non-Voting Shares	1,000,000,000
Issued
Common Shares (b)		$2,216	$2,216
Non-Voting Shares (b)		3,070	3,069
		5,286	5,285
Retained earnings and accumulated other comprehensive income
Retained earnings (as adjusted — Note 2(b))		1,932	1,762
Accumulated other comprehensive income (loss) (c)		(100)	(130)
Total		1,832	1,632
Contributed surplus (d)		172	168
Total		7,290	7,085
Non-controlling interests (e)		24	23
(as adjusted — Note 2(c))		$7,314	$7,108

notes to interim consolidated financial statements	(unaudited)

(b)   Changes in Common Shares and Non-Voting Shares

	Three months
Period ended March 31, 2009 ($ in millions)	Number of shares	Share capital
Common Shares
Beginning of period	174,817,514	$2,216
Common Shares issued pursuant to exercise of share options (f)	1,506	—
End of period	174,819,020	$2,216
Non-Voting Shares
Beginning of period	142,831,858	$3,069
Non-Voting Shares issued pursuant to exercise of share options (f)	14,300	1
End of period	142,846,158	$3,070

The amounts credited to the Common Share and Non-Voting Share capital accounts upon exercise of share options in the preceding table are all for cash received from exercise.

(c)   Accumulated other comprehensive income (loss)

	2009					2008
	Other comprehensive income (loss)			Accumulated other comprehensive income (loss)		Other comprehensive income (loss)			Accumulated other comprehensive income (loss)
Three-month periods ended March 31 (millions)	Amount arising	Income taxes	Net	Beginning of period	End of period	Amount arising	Income taxes	Net	Beginning of period	End of period
Change in unrealized fair value of derivatives designated as cash flow hedges (Note 4(i))
Gains (losses) arising in current period	$129	$26	$103			$74	$12	$62
(Gains) losses arising in prior periods and transferred to net income in the current period	(87)	(13)	(74)			(67)	(9)	(58)
	42	13	29	$(122)	$(93)	7	3	4	$(96)	$(92)
Cumulative foreign currency translation adjustment	1	—	1	(7)	(6)	(2)	—	(2)	(9)	(11)
Change in unrealized fair value of available-for-sale financial assets and recognition of amounts realized	—	—	—	(1)	(1)	(1)	—	(1)	1	—
	$43	$13	$30	$(130)	$(100)	$4	$3	$1	$(104)	$(103)

The net amount of the existing gains (losses) arising from the unrealized fair value of the 2011 cross currency interest rate swap agreements, which are derivatives that are designated as cash flow hedges and are reported in accumulated other comprehensive income, would be reclassified to net income if the agreements were early terminated; the amount of such reclassification would be dependent upon fair values and amounts of the agreements terminated. As at March 31, 2009, the Company’s estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges, other than in respect of the 2011 cross currency interest rate swap agreements, which are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding tax effects, is $7 million.

notes to interim consolidated financial statements	(unaudited)

(d)   Contributed surplus

Period ended March 31, 2009 (millions)	Three months
Balance, beginning of period	$168
Share option award expense recognized in period(1)	4
Balance, end of period	$172

(1)             This amount represents the expense for share option awards accounted for as equity instruments; the difference between this amount and the amount disclosed in Note 11(a), if any, is the expense related to share option awards accounted for as liability instruments.

(e)   Non-controlling interests

Period ended March 31, 2009 (millions)	Three months
Balance, beginning of period	$23
Total comprehensive income attributable to non-controlling interests	1
Balance, end of period	$24

(f)   Share option plans

The Company has a number of share option plans under which officers and other employees may receive options to purchase Non-Voting Shares at a price equal to the fair market value at the time of grant; prior to 2001, options were also similarly awarded in respect of Common Shares. Prior to 2002, directors were also awarded options to purchase Non-Voting Shares and Common Shares at a price equal to the fair market value at the time of grant. Option awards currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed ten years.

The following table presents a summary of the activity related to the Company’s share option plans.

	Three months
Period ended March 31, 2009	Number of share options	Weighted average share option price
Outstanding, beginning of period	10,153,316	$39.23
Granted	2,470,526	30.57
Exercised(1)	(108,852)	23.07
Forfeited	(148,064)	43.73
Expired	(24,000)	37.40
Outstanding, end of period	12,342,926	$37.59

(1)             The total intrinsic value of share option awards exercised was $1 million (reflecting a weighted average price at the dates of exercise of $32.43 per share). The tax benefit realized for the tax deductions from share option exercises was $NIL.

In 2006, certain outstanding grants of share option awards, which were made after 2001, had a net-equity settlement feature applied to them. This event did not result in the optionees receiving incremental value and therefore modification accounting was not required for it. The optionee does not have the choice of exercising the net-equity settlement feature. It is at the Company’s discretion whether an exercise of the share option award is settled as a share option or using the net-equity settlement feature. In 2007, certain outstanding grants of share option awards had a net-cash settlement feature applied to them, as further discussed in Note 11(b); the optionee has the choice of exercising the net-cash settlement feature.

The following table reconciles the number of share options exercised and the associated number of Common Shares and Non-Voting Shares issued.

	Three months
Period ended March 31, 2009	Common Shares	Non-Voting Shares	Total
Shares issued pursuant to exercise of share options	1,506	14,300	15,806
Impact of optionee choosing to settle share option award exercises using net-cash settlement feature	15,795	77,251	93,046
Share options exercised	17,301	91,551	108,852

notes to interim consolidated financial statements	(unaudited)

The following is a life and exercise price stratification of the Company’s share options outstanding as at March 31, 2009.

							Options exercisable
						Total	Number of shares	Weighted average price
Options outstanding(1)
Range of option prices
Low	$8.43	$14.63	$21.99	$33.14	$50.47	$8.43
High	$10.75	$19.92	$32.83	$47.22	$64.64	$64.64
Year of expiry and number of shares
2009	2,944	267,000	76,135	38,315	—	384,394	384,394	$20.88
2010	—	55,338	520,944	252,699	—	828,981	828,981	$28.01
2011	—	3,500	978,580	783,034	—	1,765,114	1,765,114	$29.10
2012	6,583	122,900	65,000	1,394,466	—	1,588,949	1,026,269	$33.09
2013	—	—	—	1,321,581	53,032	1,374,613	1,087,190	$42.95
2014	—	—	—	12,495	1,173,993	1,186,488	—	$—
2015	—	—	—	2,744,002	—	2,744,002	—	$—
2016	—	—	2,470,385	—	—	2,470,385	—	$—
	9,527	448,738	4,111,044	6,546,592	1,227,025	12,342,926	5,091,948
Weighted average remaining contractual life (years)	2.4	1.6	5.0	4.3	4.9	4.5
Weighted average price	$10.11	$16.04	$28.23	$41.41	$56.68	$37.59
Aggregate intrinsic value(2) (millions)	$—	$8	$20	$—	$—	$28
Options exercisable
Number of shares	9,527	448,738	1,640,659	2,993,024	—	5,091,948
Weighted average remaining contractual life (years)	2.4	1.6	2.0	2.8	—	2.5
Weighted average price	$10.11	$16.04	$24.70	$38.57	$—	$32.06
Aggregate intrinsic value(2) (millions)	$—	$8	$14	$—	$—	$22

(1)             As at March 31, 2009, 11,589,291 share options, with a weighted average remaining contractual life of 4.3 years, a weighted average price of $37.48 and an aggregate intrinsic value of $27 million, are vested or were expected to vest; these amounts differ from the corresponding amounts for all share options outstanding due to an estimate for expected forfeitures.

(2)             The aggregate intrinsic value is calculated upon March 31, 2009, per share prices of $34.68 for Common Shares and $33.01 for Non-Voting Shares.

As at March 31, 2009, less than one million Common Shares and approximately 15 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans.

(g)   Purchase of shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, the Company may purchase shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust its capital structure. The Company has purchased, for cancellation, through the facilities of the Toronto Stock Exchange or other means permitted by the Toronto Stock Exchange and other securities regulators, including privately negotiated block purchases, Common Shares and Non-Voting Shares pursuant to successive normal course issuer bids; the Company’s most current normal course issuer bid runs for a twelve-month period ending December 22, 2009, for up to 4 million Common Shares and 4 million Non-Voting Shares. The excess of the purchase price over the average stated value of shares purchased for cancellation is charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company’s purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter.

No shares were purchased during the three-month period ended March 31, 2009.

(h)   Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and making additional optional cash payments to the trustee.

Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. Effective January 1, 2005, the Company did not offer Non-Voting Shares at a discount. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices; acquisition in the market at normal trading prices recommenced on January 1, 2005.

In respect of Common Share and Non-Voting Share dividends declared during the three-month period ended March 31, 2009, $5 million (2008 – $5 million) was to be reinvested in Non-Voting Shares.

notes to interim consolidated financial statements	(unaudited)

19    commitments and contingent liabilities

(a)   Canadian Radio-television and Telecommunications Commission Decisions 2002-34, 2002-43 and 2006-9 deferral accounts

On May 30, 2002, and on July 31, 2002, the CRTC issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account as a component of the price caps form of regulation. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, an aggregate liability of $146 million as at March 31, 2009 (December 31, 2008 – $146 million), to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it; management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its periodic review of the Company’s deferral account, disagrees with management’s estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material. Ultimately, this process results in the CRTC determining if, and when, the deferral account liability is settled.

On March 24, 2004, the CRTC issued Telecom Public Notice CRTC 2004-1, Review and disposition of the deferral accounts for the second price cap period, which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers’ deferral accounts. Although amounts were accumulated in the deferral account only during the four-year period ended May 31, 2006, the proceeding was to address only the amounts accumulated in the deferral account during the two-year period ended May 31, 2004. The outcomes of this proceeding are as set out in the following table.

Initiative		Expansion of broadband services in respective incumbent local exchange carrier operating territories to	Enhance accessibility to telecommunications services for	Rebate balance of deferral account to local residential customers in non-high cost
Decision	Issued	rural and remote communities	individuals with disabilities	serving areas
Decision CRTC 2006-9, Disposition of funds in the deferral account	February 16, 2006	Majority of accumulated balance of deferral account to be used for this initiative	Minimum of 5% of accumulated balance of deferral account to be used for this initiative	Remaining amount of accumulated balance of deferral account to be used for this initiative
Decision CRTC 2007-50, Use of deferral account to expand broadband services to certain rural and remote communities	July 6, 2007	Expansion of broadband services to 115 communities in British Columbia and Quebec approved
Decision CRTC 2008-1, Use of deferral account funds to improve access to telecommunications services for persons with disabilities and to expand broadband services to rural and remote communities	January 17, 2008

Expansion of broadband services to an additional 119 rural and remote communities approved; determination that no further communities can be submitted to exhaust remaining funds in the deferral account

			Approved the use of approximately 5% of the accumulated balance of the Company’s deferral account	Confirmed that remaining amount of accumulated balance of deferral account to be used for this initiative

There have been a series of escalating court actions since the issuance of CRTC Telecom Decision 2006-9 and Telecom Decision 2008-1 and the litigants have included the Consumers Association of Canada, the National Anti-Poverty Organization, Bell Canada and the Company. The consumer groups have appealed to the courts to direct that rebates be made to local telephone subscribers rather than have the accumulated deferral account funds used for purposes determined by the CRTC, as noted above. Bell Canada has appealed to the courts that the CRTC has exceeded its jurisdiction to the extent it approved rebates from the deferral account. The Company has appealed to the courts to permit incumbent local exchange carriers to file for approval further lists of communities that would be eligible for broadband expansion from the remaining funds in the deferral account rather than rebating the remaining funds to local telephone subscribers. The Supreme Court of Canada has granted a stay of CRTC Telecom Decision 2006-9 in so far as it requires a rebate to local telephone subscribers. The appeals pertaining to the disposition of the accumulated amounts in the deferral account by the consumer groups, Bell Canada and the Company were heard by the Supreme Court of Canada in March 2009. The Company anticipates a decision on this matter in the latter half of 2009.

notes to interim consolidated financial statements	(unaudited)

Due to the Company’s use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Company’s provision of Competitor Digital Network services, is not expected to affect the Company’s consolidated revenues. Specifically, to the extent that the CRTC Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, through May 31, 2006, the Company drew down the deferral account by an offsetting amount; subsequent to May 31, 2006, the statement of income and other comprehensive income effects did not change and the Company no longer needed to account for these amounts through the deferral account. For the three-month period ended March 31, 2009, the Company drew down the deferral account by $NIL (2008 – $1 million) in respect of discounts on Competitor Digital Network services and other qualifying expenditures.

(b)   Guarantees

Guarantees: Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a “worst-case scenario” and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at March 31, 2009, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

As at March 31, 2009, the Company has no liability recorded in respect of indemnification obligations.

(c)   Claims and lawsuits

General: A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company.  As well, the Company has received or is aware of certain intellectual property infringement claims and potential claims against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers. In some instances, the matters are at a preliminary stage and the potential for liability and magnitude of potential loss cannot be readily determined currently. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims, potential claims and lawsuits. However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, excepting the items enumerated following.

TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: Two statements of claim were filed in the Alberta Court of Queen’s Bench on December 31, 2001, and January 2, 2002, respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $16 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that

notes to interim consolidated financial statements	(unaudited)

insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. The Company believes that it has good defences to the actions. As a term of the settlement reached between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in a collective agreement effective November 20, 2005, the Telecommunications Workers Union has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the Telecommunications Workers Union’s desire and recommendation that these proceedings be dismissed or discontinued. The Company has been advised by the Telecommunications Workers Union that the plaintiffs have not agreed to dismiss or discontinue these actions. Should the lawsuits continue because of the actions of the court, the plaintiffs or for any other reason, and their ultimate resolution differ from management’s assessment and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result.

Certified class action: A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. The class was certified on September 17, 2007, by the Saskatchewan Court of Queen’s Bench. On February 20, 2008, the same court removed from the class all customers of the Company who are bound by an arbitration clause, applying two recent decisions of the Supreme Court of Canada. The Company has applied for leave to appeal the certification decision. The Company believes that it has good defences to the action.

Similar proceedings have also been filed by, or on behalf of, plaintiffs’ counsel in other provincial jurisdictions.

Should the ultimate resolution of this action differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result; management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuit.

Uncertified class action: A class action was brought on June 26, 2008, in the Saskatchewan Court of Queen’s Bench alleging that, among other things, Canadian telecommunications carriers including the Company have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as government charges. The Plaintiffs seek restitution and direct and punitive damages in an unspecified amount. The Company is assessing the merits of this claim but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

20    additional financial information

(a)   Statement of income and other comprehensive income

	Three months
Periods ended March 31 (millions)	2009	2008
Operations expense(1):
Cost of sales and service	$797	$767
Selling, general and administrative	644	627
	$1,441	$1,394
Advertising expense	$56	$69
Employee benefits expense
Wages and salaries(2)	$508	$546
Pensions – defined benefit (Note 12(a))	4	(25)
Pensions – defined contribution (Note 12(c))	16	19
Restructuring costs (Note 6)	28	7
Other	39	39
	595	586
Capitalized internal labour costs (Note 14(a))	(94)	(87)
	$501	$499

(1)             Cost of sales and service excludes depreciation and amortization of intangible assets and includes cost of goods sold and costs to operate and maintain access to and usage of the Company’s telecommunications infrastructure. Selling, general and administrative costs include sales and marketing costs (including commissions), customer care, bad debt expense, real estate costs and corporate overhead costs such as information technology, finance (including billing services, credit and collection), legal, human resources and external affairs.  Employee salaries, benefits and related costs are included in one of the two components of operations expense to the extent that the costs are related to the component functions.

(2)             Wages and salaries include share-based compensation amounts of $21(2008 – $23), as disclosed in Note 11.

notes to interim consolidated financial statements	(unaudited)

(b)          Statement of financial position

As at (millions)	March 31, 2009	December 31, 2008
Accounts receivable
Customer accounts receivable	$696	$843
Accrued receivables — customer	145	110
Allowance for doubtful accounts	(86)	(77)
	755	876
Accrued receivables — other	87	87
Other	—	3
	$842	$966
Inventories
Wireless handsets, parts and accessories	$202	$268
Other	62	65
	$264	$333
Prepaid expense and other (as adjusted — Note 2(b))
Prepaid expenses	$159	$109
Other	81	67
	$240	$176
Other long-term assets (as adjusted — Note 2(b))
Recognized transitional pension assets and pension plan contributions in excess of charges to income	$1,450	$1,401
Other	11	17
	$1,461	$1,418
Accounts payable and accrued liabilities
Accrued liabilities	$487	$527
Payroll and other employee-related liabilities	295	347
Accrual for net-cash settlement feature for share option awards (Note 11(b))	21	27
Asset retirement obligations	3	3
	806	904
Trade accounts payable	416	441
Interest payable	130	58
Other	58	62
	$1,410	$1,465
Advance billings and customer deposits
Advance billings	$447	$475
Regulatory deferral accounts (Note 19(a))	146	146
Deferred customer activation and connection fees	43	44
Customer deposits	24	24
	$660	$689
Other long-term liabilities
Derivative liabilities (Note 4(h))	$659	$785
Pension and other post-retirement liabilities	211	210
Other	134	108
	1,004	1,103
Deferred customer activation and connection fees	91	95
Deferred gain on sale-leaseback of buildings	52	54
Asset retirement obligations	43	43
	$1,190	$1,295

notes to interim consolidated financial statements	(unaudited)

(c)          Supplementary cash flow information

	Three months
Periods ended March 31 (millions)	2009	2008
Net change in non-cash working capital
Short-term investments	$—	$(74)
Accounts receivable	124	61
Inventories	69	15
Prepaid expenses and other	(64)	(63)
Accounts payable and accrued liabilities	(49)	(99)
Income and other taxes receivable and payable, net	(154)	121
Advance billings and customer deposits	(29)	3
	$(103)	$(36)
Long-term debt issued
TELUS Corporation Commercial Paper	$2,274	$2,642
TELUS Corporation Credit Facility	1,300	1,070
	$3,574	$3,712
Redemptions and repayment of long-term debt
TELUS Corporation Commercial Paper	$(1,519)	$(2,430)
TELUS Corporation Credit Facility	(1,978)	(750)
Long-term debt other than TELUS Corporation Commercial Paper and TELUS Corporation Credit Facility	(2)	(1)
	$(3,499)	$(3,181)

notes to interim consolidated financial statements	(unaudited)

21            differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. As discussed further in Note 2(a), Canadian GAAP is being converged with IFRS-IASB. The United States Securities and Exchange Commission, effective March 4, 2008, will no longer require certain reporting issuers, such as the Company, to reconcile their financial statements included in their filings with the United States Securities and Exchange Commission and prepared in accordance with IFRS-IASB to U.S. GAAP. Upon the commencement of presenting the Company’s financial statements in accordance with IFRS-IASB in fiscal 2011, the Company currently expects that it will cease reconciling its financial statements to U.S. GAAP.

The principles currently adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below.

Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

	Three months
Periods ended March 31 (millions except per share amounts)	2009	2008
		(as adjusted — (g))
Net income in accordance with Canadian GAAP	$322	$292
Adjustments:
Operating expenses
Operations (b)	(14)	(12)
Amortization of intangible assets (c)	(13)	(13)
Taxes on the above adjustments and tax rate changes (e)	10	(9)
Net income in accordance with U.S. GAAP	305	258
Other comprehensive income (loss), net of taxes (f)
In accordance with Canadian GAAP	30	1
Change in pension related other comprehensive income accounts	9	2
In accordance with U.S. GAAP	39	3
Comprehensive income in accordance with U.S. GAAP	$344	$261
Net income in accordance with U.S. GAAP attributable to:
Common Shares and Non-Voting Shares	$304	$257
Non-controlling interests	1	1
	$305	$258
Comprehensive income in accordance with U.S. GAAP attributable to:
Common Shares and Non-Voting Shares	$343	$260
Non-controlling interests	1	1
	$344	$261
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
- Basic	$0.96	$0.79
- Diluted	$0.96	$0.79

The following is an analysis of retained earnings (deficit) reflecting the application of U.S. GAAP:

Three-month periods ended March 31 (millions)	2009	2008
Schedule of retained earnings (deficit) under U.S. GAAP
Balance at beginning of period	$324	$(61)
Intangible assets transitional amount (Note 2(b))	(97)	(97)
Adjusted opening balance	227	(158)
Net income in accordance with U.S. GAAP	304	257
	531	99
Common Share and Non-Voting Share dividends paid, or payable, in cash	(151)	(145)
Purchase of Common Shares and Non-Voting Shares in excess of stated capital	—	(44)
Balance at end of period	$380	$(90)

notes to interim consolidated financial statements	(unaudited)

The following is an analysis of major statement of financial position categories reflecting the application of U.S. GAAP:

As at (millions)	March 31, 2009	December 31, 2008
		(as adjusted — Note 2(b))
Current Assets	$1,447	$1,514
Capital Assets
Property, plant, equipment and other	7,375	7,317
Intangible assets subject to amortization	2,806	2,824
Intangible assets with indefinite lives	3,849	3,849
Other Assets	681	639
Goodwill	3,966	3,966
	$20,124	$20,109
Current Liabilities	$2,783	$3,057
Long-Term Debt	6,536	6,376
Other Long-Term Liabilities	1,151	1,256
Deferred Income Taxes	1,437	1,402
Shareholders’ Equity(1)
Common Share and Non-Voting Share equity	8,193	7,995
Non-Controlling Interests	24	23
	8,217	8,018
	$20,124	$20,109

(1)             Shareholders’ equity as at December 31, 2008, has been adjusted to include non-controlling interests, as further discussed in (g).

The following is a reconciliation of Common Share and Non-Voting Share equity incorporating the significant differences between Canadian and U.S. GAAP:

	Common Share and Non-Voting Share equity
As at March 31, 2009 (millions)	Common Shares	Non-Voting Shares	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Contributed surplus	Total
Under Canadian GAAP	$2,216	$3,070	$1,932	$(100)	$172	$7,290
Adjustments:
Merger of BC TELECOM and TELUS (a), (c), (d)	1,732	883	(1,454)	(381)	—	780
Share-based compensation (b)	10	53	(94)	—	31	—
Acquisition of Clearnet Communications Inc.
Goodwill (d)	—	131	(8)	—	—	123
Convertible debentures	—	(3)	4	—	(1)	—
Under U.S. GAAP	$3,958	$4,134	$380	$(481)	$202	$8,193

	Common Share and Non-Voting Share equity
As at December 31, 2008 (millions)	Common Shares	Non-Voting Shares	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Contributed surplus	Total
Under Canadian GAAP(1)	$2,216	$3,069	$1,762	$(130)	$168	$7,085
Adjustments:
Merger of BC TELECOM and TELUS (a), (c), (d)	1,732	883	(1,438)	(390)	—	787
Share-based compensation (b)	10	53	(93)	—	30	—
Acquisition of Clearnet Communications Inc.
Goodwill (d)	—	131	(8)	—	—	123
Convertible debentures	—	(3)	4	—	(1)	—
Under U.S. GAAP	$3,958	$4,133	$227	$(520)	$197	$7,995

(1)             Opening retained earnings under Canadian GAAP has been adjusted as discussed further in Note 2(b).

(a)          Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc., which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under

notes to interim consolidated financial statements	(unaudited)

U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method resulted in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662 million (including merger related costs of $52 million) effective January 31, 1999.

(b)          Operating expenses — Operations

Future employee benefits: Under U.S. GAAP, TELUS’ future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

Unlike Canadian GAAP, U.S. GAAP requires the full recognition of obligations associated with its employee future benefit plans as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans. Applying this standard, the funded status of the Company’s plans is shown gross on the consolidated statements of financial position and the difference between the net funded plan states and the net accrued benefit asset or liability is included as a component of accumulated other comprehensive income.

Share-based compensation: Both Canadian GAAP and U.S. GAAP require the use of the fair value method of accounting for share-based compensation for awards made after 2001 and 1994, respectively.

On a prospective basis, commencing January 1, 2006, there is no longer a difference between Canadian GAAP and U.S. GAAP share-based compensation expense recognized in the results of operations arising from current share-based compensation awards accounted for as equity instruments. As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in shareholders’ equity accounts arising from these awards will continue.

Substantially all of the Company’s outstanding share option awards that were granted prior to January 1, 2005, have a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments; the minimum expense recognized for the affected share option awards will be their grant-date fair values. Under U.S. GAAP, the grant-date fair values of affected outstanding share option awards granted subsequent to 1994 affected the transitional amount whereas Canadian GAAP only considered grant-date fair values for affected outstanding share option awards granted subsequent to 2001; for the three-month period ended March 31, 2009, this resulted in the U.S. GAAP expense being greater than the Canadian GAAP expense by $1 million (2008 — $NIL).

(c)          Operating expenses — Amortization of intangible assets

As TELUS’ intangible assets on acquisition have been recorded at their fair value (see (a)), amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

			Net book value
As at (millions)	Cost	Accumulated amortization	March 31, 2009	December 31, 2008
Intangible assets subject to amortization Subscribers — wireline	$1,950	$456	$1,494	$1,507
Intangible assets with indefinite lives Spectrum licences(1)	1,833	1,833	—	—
	$3,783	$2,289	$1,494	$1,507

(1)             Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at March 31, 2009, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2009 (balance of year)	$311
2010	328
2011	227
2012	135
2013	116

notes to interim consolidated financial statements	(unaudited)

(d)          Goodwill

Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS’ assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to effect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(e)          Income taxes

	Three months
Periods ended March 31 (millions)	2009	2008
Current	$68	$112
Deferred	(20)	6
	48	118
Investment Tax Credits	(1)	—
	$47	$118

The Company’s income tax expense, for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:

Three-month periods ended March 31 ($ in millions)	2009		2008
Basic blended federal and provincial tax at statutory income tax rates	$107	30.3%	$116	30.9%
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(40)		(1)
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(20)		(1)
Share option award compensation	1		1
Investment Tax Credits, net of tax	(1)		—
Other	—		3
U.S. GAAP income tax expense	$47	13.3%	$118	31.4%

The Company must make significant estimates in respect of the composition of its deferred income tax asset and deferred income tax liability. The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question.

(f)            Comprehensive income (loss)

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners.

	2009			2008
Three-month periods ended March 31 (millions)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	U.S. GAAP other comprehensive income (loss)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	U.S. GAAP other comprehensive income (loss)
Amount arising	$43	$11	$54	$4	$3	$7
Income tax expense	13	2	15	3	1	4
Net	30	9	39	1	2	3
Accumulated other comprehensive income (loss), beginning of period	(130)	(390)	(520)	(104)	(165)	(269)
Accumulated other comprehensive income (loss), end of period	$(100)	$(381)	$(481)	$(103)	$(163)	$(266)

notes to interim consolidated financial statements	(unaudited)

(g)         accounting policy developments

Business combinations and non-controlling interests: As discussed further in Note 2(c), effective January 1, 2009, the Company has adopted the new Canadian recommendations for business combinations, consolidations and non-controlling interests. Due to the transitional provisions of the new Canadian recommendations, and the concurrently adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 141(R), Business Combinations, and Financial Accounting Standards Board Statement of Financial Accounting Standards No. 160, Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51, the reconciliation of the significant differences between the Canadian GAAP and U.S. GAAP net incomes of the Company for the three-month periods ended March 31, 2009 and 2008, would be affected as follows:

	2009		2008
Three-month periods ended March 31 (millions except per share amounts)	Excluding effect of application of cited new Canadian and U.S. standards	As currently reported	As previously reported	As currently reported
Net income in accordance with Canadian GAAP (Note 2(c))	$287	$322	$291	$292
Adjustments:
Operating expenses
Operations	(14)	(14)	(12)	(12)
Amortization of intangible assets	(13)	(13)	(13)	(13)
Taxes on the above adjustments and tax rate changes	10	10	(9)	(9)
Net income in accordance with U.S. GAAP	270	305	257	258
Other comprehensive income (loss), net of taxes
In accordance with Canadian GAAP	30	30	1	1
Change in pension related other comprehensive income accounts	9	9	2	2
In accordance with U.S. GAAP	39	39	3	3
Comprehensive income in accordance with U.S. GAAP	$309	$344	$260	$261
Net income in accordance with U.S. GAAP attributable to:
Common Shares and Non-Voting Shares		$304		$257
Non-controlling interests		1		1
		$305		$258
Comprehensive income in accordance with U.S. GAAP attributable to:
Common Shares and Non-Voting Shares		$343		$260
Non-controlling interests		1		1
		$344		$261
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
- Basic	$0.85	$0.96	$0.79	$0.79
- Diluted	$0.85	$0.96	$0.79	$0.79

Derivative instrument disclosure requirements: Under U.S. GAAP, effective January 1, 2009, the Company is required to comply with new standards in respect of derivative instrument disclosures, as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133. The Company is not materially affected by the provisions of this standard.

Employers’ Disclosures about Postretirement Benefit Plan Assets: Under U.S. GAAP, for annual reporting effective with its 2009 fiscal year, the Company will be required to comply with new standards in respect of its disclosures about defined benefit pension plan assets, as prescribed by Financial Accounting Standards Board Staff Position No. FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets. The Company is in the process of preparing to comply with these new standards which will, among other things, result in fair value hierarchical disclosure of defined benefit pension plan assets.

Recently issued accounting standards not yet implemented: As would affect the Company, there are no U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.